AXA XL - Professional Insurance 100 Constitution Plaza, 17th Floor, Hartford, CT 06103 Phone 860-246-1863, Fax 860-246-1899

October 23, 2024

Pierce Leonard
World Trade Labs, Inc. d/b/a Assurely
51 John F. Kennedy Parkway
Short Hills
NJ, 07078

Re: New Age Alpha Funds Trust; New Age Alpha Variable Funds Trust Investment Manager Bond Policy

Dear Pierce,

Enclosed, please find the policy for New Age Alpha Funds Trust; New Age Alpha Variable Funds Trust. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Khem Lewis

mk

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to May, 2011

Bond No. ELU200360-24

XL Specialty Insurance Company
(Herein called Underwriter)

DECLARATIONS
Item 1. Name of Insured (herein called Insured):
New Age Alpha Funds Trust

Principal Address:
555 Theodore Fremd Avenue, Suite A101
Rye, NY 10580

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Item 2.	Bond Period: from 12:01 a.m. on November 01, 2024 to 12:01 a.m. on November 01, 2025
	(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)

Item 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $2,500,000

Item 4.	Subject to Sections 4 and 12 hereof, the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $2,500,000 and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), and (C) $100,000 and (F) is $100,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$2,500,000	$100,000
Insuring Agreement (E)—SECURITIES	$2,500,000	$100,000
Coverage on Partners or Members	Not Covered	N/A

Optional Insuring Agreements and Coverages:
Computer Systems Fraud	$2,500,000	$100,000
Fraudulent Transfer Instructions	$2,500,000	$100,000
Credit, Debit or Charge Card Forgery	$2,500,000	$100,000
Social Engineering (Employees & Vendors)	$250,000	$100,000
Uncollectible Items of Deposit	$100,000	$10,000
Unauthorized Signature	$100,000	$10,000
Stop Payment	$100,000	$10,000
Audit Expense	$50,000	$0
Claims Expense	$50,000	$0

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 1 of 2

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

SR 6180d SR 6196 SR 6271b SR 6319 FB 80 33 01 10 FB 80 53 02 11 FB 80 58 02 11 FB 80 59 02 11 FB 80 86 09 17 FB 80 87 09 17 FB 80 88 09 17 FB 80 91 11 17 FB 80 92 11 17 FB 80 93 11 17 FB 80 94 11 17 FB 80 95 11 17 FB 80 96 11 17 FB 80 97 12 17 FB 80 101 01 18 FB 80 105 01 18 FB 80 106 01 18 FB 80 112 03 18 FB 80 120 05 18 FB 80 131 07 18 FB 80 132 07 18 FB 80 147 03 19 FB 80 152 08 19 FB 80 154 09 19 FB 80 167 06 20 FB 80 169 07 20 FB 80 178 08 20 FB 83 03 08 18

Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is: All Losses must be reported

Item 7.	For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered: N/A

Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A

Such termination or cancelation to be effective as of the time this bond becomes effective.

Premium: $13,750.00

Page 2 of 2	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

IL MP 9104 0124 XLS

©2024 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions1. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person (“SDN”), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1]	“U.S Trade Sanctions” may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

©2019 X.L. America, Inc. All rights reserved. May not be copied without permission.
Includes copyrighted material of Insurance Services Office, Inc., with its permission.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The AXA XL insurance group (the “Companies”), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as “customers”) must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act (“GLBA”), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term “personal information” includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1.	We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;

2.	We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;

3.	We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;

4.	We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;

5.	We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;

6.	We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;

7.	We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and

8.	We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

●	Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;

●	Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

PN CW 02 0119	Page 1 of 3

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

●	Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;

●	Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and

●	Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

PN CW 02 0119	Page 2 of 3

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

●	Your independent insurance agent or broker;

●	An independent claim adjuster or investigator, or an attorney or expert involved in the claim;

●	Persons or organizations that conduct scientific studies, including actuaries and accountants;

●	An insurance support organization;

●	Another insurer if to prevent fraud or to properly underwrite a risk;

●	A state insurance department or other governmental agency, if required by federal, state or local laws; or

●	Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

PN CW 02 0119	Page 3 of 3

© 2019 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.
District of Columbia	WARNING: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A “fraudulent insurance act” means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

PN CW 01 0123	Page 1 of 3

© 2023 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	General: All applications for commercial insurance, other than automobile insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.
All applications for automobile insurance and all claim forms: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.
Fire: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.
The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

WARNING: All Workers Compensation Insurance:

Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of:

1.  obtaining any benefit or payment,

2.  increasing any claim for benefit or payment, or

3.  obtaining workers’ compensation coverage under the Administrative Workers’ Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

PN CW 01 0123	Page 2 of 3

© 2023 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

NOTICE TO POLICYHOLDERS

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.
Automobile Insurance: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Workers’ Compensation: It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers’ compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	Workers’ Compensation: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PN CW 01 0123	Page 3 of 3

© 2023 X.L. America, Inc. All Rights Reserved.
May not be copied without permission.

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. 14 in favor of New Age Alpha Funds Trust

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

(i)	Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

(iv)	After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

(v)	Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(vi)	Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(viii)	Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

NEW YORK STATUTORY RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS
NOS. 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY
BOND, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR
FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO JULY, 2009

SR 6180d	Copyright, The Surety & Fidelity Association of America, 2009	Page 1 of 3

b.	If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d.	If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.	If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.	If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.	If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.	Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.	Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)	prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty

Page 2 of 3	Copyright, The Surety & Fidelity Association of America, 2009	SR 6180d

(30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2)	on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g.	The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

SR 6180d	Copyright, The Surety & Fidelity Association of America, 2009	Page 3 of 3

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. ELU200360-24 in favor of New Age Alpha Funds Trust

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.     In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25
ADOPTED DECEMBER, 1993

SR 6196

EXCLUSIONS

(A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error omission in programming or processing;

(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifially identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.    The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	This rider shall become effective as of 12:01 a.m. on November 01, 2024.

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. ELU200360-24 in favor of New Age Alpha Funds Trust

1.	It is agreed that the following Insuring Agreement is added to the above Bond:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer,

(b)	an Employee acting on instructions of such Customer; or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)	For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.     As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.     It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

FRAUDULENT TRANSFER INSTRUCTIONS RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND,

STANDARD FORM Nos 14, 24 and 25.

REVISED TO MAY, 2011

SR 6271b	Copyright The Surety & Fidelity Association of America, 2011	Page 1 of 2

4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(b)	loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.    Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6.    For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7.    The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

8.	The amount of any single transfer for which verification via a call back will be required is: $250,000.

9.	This rider shall become effective as of 12:01 a.m. on November 01, 2024.

SR 6271b	Copyright The Surety & Fidelity Association of America, 2011	Page 2 of 2

AMEND EXCLUSIONS

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. ELU200360-24

in favor of New Age Alpha Funds Trust

It is agreed that:

1.	The attached bond is amended by deleting subsection (y) of Section 2, Exclusions and by replacing it with the following:

“loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer’s personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the insured or held by the insured in any capacity including concurrently with another person.”

2.	The following Section is added to the Conditions and Limitations of this bond:

“As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the insured’s care, custody or control.”

3.	This rider shall become effective as of 12:01 a.m. on November 01, 2024.

AMEND EXCLUSIONS

FOR USE WITH THE FINANCIAL INSTITUTION BOND

STANDARD FORM NO. 15

ADOPTED JULY 2013

SR 6319	Copyright The Surety & Fidelity Association of America, 2013	Page 1 of 1

FB 80 33 01 10

Endorsement No.: 1	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND CANCELLATION LANGUAGE

This endorsement modifies insurance provided under the following:

Investment Manager Bond

Mortgage Banker Bond

Commercial Banker Bond

Insurance Company Bond

Excess Bond

In consideration of the premium charged, the first paragraph of Section 13 of this bond is amended to read in its entirety as follows:

This bond terminates as an entirety upon occurrence of any of the following:

(a)	90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond,

(b)	unless the Underwriter shall have approved an earlier cancellation date, 90 days after the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond,

(c)	immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials,

(d)	immediately upon the taking over of the Insured by another institution,

(e)	immediately upon exhaustion of the Aggregate Limit of Liability, or

(f)	immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 33 01 10	Page 1 of 1

© 2010 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 53 02 11

Endorsement No.: 2	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND GENERAL AGREEMENTS (A) CLAUSE

This endorsement modifies insurance provided under the following:

Mortgage Banker Bond

Insurance Company Bond

In consideration of the premium charged, General Agreements – Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice (A) is amended to read in its entirety as follows:

“ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE

(A)	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices will be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force:

(1)	consolidate or merge with another institution; or

(2)	purchase or acquire assets or liabilities of another institution that exceed twenty five percent (25%) of the total assets or liabilities of the Insured named in Item 1. of the Declarations, as represented in such Insured’s most recent audited consolidated financial statements;

the Insured shall not have such coverage as is afforded under this bond for loss which has been caused or will be caused by an employee or employees of such institution or which has occurred or will occur in offices or premises or has arisen or will arise out of assets or liabilities acquired by the Insured as a result of such consolidation, merger of purchase or acquisition of assets of liabilities, unless the Insured:

(1)	gives the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action;

(2)	obtains the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures; and

(3)	upon obtaining such consent, pays the Underwriter an agreed additional premium.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 53 02 11	Page 1 of 1

© 2011 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 58 02 11

Endorsement No.: 3	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND DISCOVERY

This endorsement modifies insurance provided under the following:

Investment Manager Bond

Mortgage Banker Bond

Commercial Banker Bond

Insurance Company Bond

Excess Bond

In consideration of the premium charged, it is understood and agreed that, for purposes of determining when discovery shall have occurred under the attached bond, including under Sections 3 and 5 of the CONDITIONS AND LIMITATIONS thereof, the Insured will be deemed to have first become aware of an act, or to have received notice of an actual or potential claim, when any person occupying any position with the Insured set forth below first becomes aware of such act or claim or such act or claim is first reported to any such person:

Risk Management Department

Human Resources Department

General Counsel’s Office

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 58 02 11	Page 1 of 1

© 2011 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 59 02 11

Endorsement No.: 4	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND NOTICE/PROOF

This endorsement modifies insurance provided under the following:

Investment Manager Bond

Mortgage Banker Bond

Commercial Banker Bond

Insurance Company Bond

Excess Bond

In consideration of the premium charged, Section 5(a) of the CONDITIONS AND LIMITATIONS of the attached bond is amended by deleting the words “30 days” and substituting the words “60 days” in lieu thereof.

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 59 02 11	Page 1 of 1

© 2011 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 86 09 17

Endorsement No.: 5	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, the third paragraph of Section 13, TERMINATION OR CANCELLATION of the Bond is amended to read in its entirety as follows:

“This bond terminates as to any Employee,(a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person. Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with Insured and involved less than $25,000.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 86 09 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 87 09 17

Endorsement No.: 6	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND REPRESENTATION ENDORSEMENT

In consideration of the premium charged, GENERAL AGREEMENT C. REPRESENTION OF INSURED of the Bond is amended to read in its entirety as follows:

“C. The Insured represents that the information furnished in the application for this Bond is complete, true and correct. Such application constitutes part of this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in the application or otherwise, shall be grounds for the rescission of this Bond.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 87 09 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 88 09 17

Endorsement No.: 7	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company

AMEND EXCLUSION ENDORSMENT

In consideration of the premium charged, Section 2. Exclusion (q) is deleted in its entirety and replaced as by the following:

“(q)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 88 09 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 91 11 17

Endorsement No.: 8	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

ADD UNAUTHORIZED SIGNATURES COVERAGE ENDORSEMENT

In consideration of the premium charged:

(1)	The Insuring Agreements of this bond are amended by the addition of the following Insuring Agreement:

“UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s deposit account maintained with the Insured which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are signatories on such account.”

(2)	Subject to the Aggregate Limit of Liability set forth in Item 3. of the Declarations, the Single Loss Limit of Liability applicable to the UNAUTHORIZED SIGNATURES Insuring Agreement will be $100,000, and the Single Loss Deductible Amount applicable to the UNAUTORIZED SIGNATURES Insuring Agreement will be $10,000.

(3)	Solely for the purposes of this endorsement, Section 2. Exclusions (e) of the Conditions and Limitations Section of the bond shall not apply.

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 91 11 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 92 11 17

Endorsement No.: 9	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND INSURING AGREEMENT (E) SECURITIES ENDORSEMENT

In consideration of the premium charged:

(1)	Insuring Agreement (E) Securities of the bond is amended to read its entirety as follows:

“(E)	SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any Written, Original:

(a)	Certificated Security;

(b)	Document of Title;

(c)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on real property;

(d)	Certificate of Origin or Title;

(e)	Evidence of Debt;

(f)	corporate, partnership or personal Guarantee;

(g)	Security Agreement;

(h)	Instruction to a Federal Reserve Bank of the United States; or

(i)	Statement of Uncertificated Security, which

(i)	bears a signature which is material to the validity or enforceability of the security, which is a forgery; or

(ii)	is altered, but only to the extent the forgery or alteration causes the loss, or;

(iii)	is lost or stolen.

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement or any items listed in (1)(a) through (h) above. This includes loss resulting directly from a registered transfer agent accepting or Instructions concerning transfer of securities by means of a medallion seal, stamp, or other equipment apparatus which identifies the Insured as guarantor, as used in connection with a Signature Guarantee Program, but such use or alleged use of said

FB 80 92 11 17	Page 1 of 3

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

medallion seal, stamp, or other equipment apparatus was committed without the knowledge or consent of the Insured, and the Insured is legally liable for such loss; or

(3)	acquired, sold or delivered, given value, extended credit or assumed liability on the faith of any item listed in (1)(a) through (d) above which is a Counterfeit.

Actual physical possession of the items listed in (1)(a) through (i) above by the Insured, its correspondent bank or other authorized representative is a condition precedent to the Insured’s having relied on the faith of such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.”

(2)	Solely for the purposes of this endorsement:

(A)	“Certificate of Origin and Title” means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

(B)	“Document of Title” means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

(C)	“Instruction” means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(D)	“Signature Guarantee Program” means the Signature Guarantee Program as defined in the provisions of Title 17, Chapter II of the Code of Federal Regulations further identified as Section 240.17Ad-15.

(E)	“Statement of Uncertificated Security” means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

FB 80 92 11 17	Page 2 of 3

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered,

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(F)	“Uncertificated Security” means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(3)	Solely for the purposes of this endorsement, the term “Property,” as defined in Section 1 Definitions (s) of the Conditions and Limitations Section of the bond, is amended to include Uncertificated Securities.

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 92 11 17	Page 3 of 3

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 93 11 17

Endorsement No.: 10	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND REPRESENTATION OF INSUREDS ENDORSEMENT

In consideration of the premium charged, General Agreement D. of the bond, Representation of the Insured, is amended to read in its entirety as follows:

“D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or intentional incorrect statement of a material fact in the application or otherwise, shall be grounds for the rescission of this bond.”

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 93 11 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 94 11 17

Endorsement No.: 11	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND TERMINATION OR CANCELATION ENDORSEMENT

In consideration of the premium charged, Section 13. Termination or Cancelation of the bond is amended to provide that this bond shall not terminate as to any Employee or any partner, officer or employee of any Electronic Data Processor if the dishonest or fraudulent act occurred prior to the employment with the Insured and involves a loss sustained by the Insured of less than $25,000.

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 94 11 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 95 11 17

Endorsement No.: 12	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, the term, “Employee,” as defined in Section 1 Definitions (f) of the Conditions and Limitations Section of the bond, is amended to include: non-compensated officers while performing duties in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties; former Employees for a period of 90 days following their termination, provided termination was not due to discovery of a loss covered under this bond; Employees on military leave or on an approved leave of absence; guest students or interns under the supervision of the Insured; and consultants performing consulting services for the Insured pursuant to a Written contract.

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 95 11 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 96 11 17

Endorsement No.: 13	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND EXLUSION (J) ENDORSEMENT

In consideration of the premium charged, Section 2. Exclusions (j) of the Conditions and Limitations Section of the bond is amended to read in its entirety as follows:

“(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, ‘racketeering activity’ is defined in 18 United States Code 1961et seq., as amended;”.

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 96 11 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 97 12 17

Endorsement No.: 14	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND INSURED ENDORSEMENT

In consideration of the premium charged:

(1)	The term “Insured” in this bond is amended to include:

(A)	any entity which is subject to control by the first named Insured by reason of operation of such entity through voting control or by written contract;

(B)	any entity which is subject to control by the first named Insured by reason of an ownership interest in such entity in excess of fifty percent (50%);

(C)	any entity in which the first named Insured has an ownership interest of fifty percent (50%) or less provided that the first named Insured is legally liable for loss sustained by such entity; or if the first named Insured is not legally liable for losses sustained by the entity, then only for that proportion that the first named Insured’s ownership interest in such entity bears to the total interest of all owners; or

(D)	any employee benefit plan, sponsored or approved by the first Named Insured, that is required to be bonded under the Employee Retirement Income Security Act of 1974 and any amendments thereto.

(2)	The term, “Insured,” in this bond shall not include:

Omnibus

Accordingly, no coverage will be available under this bond for any loss sustained by such entity(ies) or resulting directly or indirectly from any actual or alleged acts or omissions by, on behalf of, at the direction of or in the name or right of such entitiy(es).

All other terms, conditions and limitations of this bond shall remain unchanged.

FB 80 97 12 17	Page 1 of 1

© 2017 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 101 01 18

Endorsement No.: 15	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

CREDIT, DEBIT OR CHARGE CARD FORGERY ENDORSEMENT

In consideration of the premium charged:

(1)	The Insuring Agreements of this Bond are amended by the addition of the following Insuring Agreement:

“Credit, Debit or Charge Card Forgery

The Underwriter will pay for loss resulting directly from Forgery or alteration of, on or in any written instrument required in conjunction with any credit, debit or charge card issued to the Insured or to any “Employee” of the Insured for business purposes; provided, however, that:

(a)	The Insured shall be legally liable to the issuer of such credit, debit or charge card for such loss; and

(b)	All the provisions, conditions and other terms under which such credit, debit or charge card shall have been issued have been fully complied with.

The liability of the Underwriter for any loss covered under this Insuring Agreement caused by any person or in which such person is concerned or implicated, whether such loss involves one or more instruments, shall be limited to the Aggregate Limit of Liability as provided herein.”

(2)	The Single Loss Limit of Liability and Single Loss Deductible applicable to the Credit, Debit or Charge Card Forgery Insuring Agreement are as follows:

Single Loss Limit of Liability	Single Loss Deductible
$2,500,000	$100,000

(3)	The Single Loss Limit of Liability applicable to Credit, Debit or Charge Card Forgery Insuring Agreement, as set forth in Paragraph (2) above, shall be part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3 of the Declarations.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 101 01 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 105 01 18

Endorsement No.: 16	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

ADD AUDIT EXPENSE ENDORSEMENT

In consideration of the premium charged:

(1)	The Insuring Agreements of this bond are amended by the addition of the following Insuring Agreement:

“AUDIT EXPENSE

Reasonable costs and expenses (including necessary wages of Employees) necessarily incurred and paid by the Insured for that part of any audit or examination performed by reason of the discovery of loss under Insuring Agreement (A) whether or not such audit or examination is required by any state or federal authority or authorities or is conducted either by such authority or authorities or by independent accountants.”

(2)	Solely for the purposes of this endorsement, Section 2. Exclusions (u)(1) of the bond shall not apply.

(3)	Subject to the Aggregate Limit of Liability set forth in Item 3. of the Declarations, the Single Loss Limit of Liability applicable to the AUDIT EXPENSE Insuring Agreement will be $50,000, and the Single Loss Deductible Amount applicable to the AUDIT EXPENSE Insuring Agreement will be $0.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 105 01 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 106 01 18

Endorsement No.: 17	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

ADD CLAIMS EXPENSE ENDORSEMENT

In consideration of the premium charged:

(1)	The Insuring Agreements of this bond are amended by the addition of the following Insuring Agreement:

“CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under Insuring Agreement (A).”

(2)	Solely for the purposes of this endorsement, Section 2. Exclusions (u)(1) of the bond shall not apply.

(3)	Subject to the Aggregate Limit of Liability set forth in Item 3. of the Declarations, the Single Loss Limit of Liability applicable to the CLAIMS EXPENSE Insuring Agreement will be $50,000, and the Single Loss Deductible Amount applicable to the CLAIMS EXPENSE Insuring Agreement will be $0.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 106 01 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 112 03 18

Endorsement No.: 18	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND FIDELITY INSURING AGREEMENT ENDORSEMENT

In consideration of the premium charged, Insuring Agreement (A)(1) Fidelity of the Bond is amended to read in its entirety as follows:

“(1)	to cause the Insured to sustain such loss; or”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 112 03 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 120 05 18

Endorsement No.: 19	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND GENERAL AGREEMENT B. ENDORSEMENT

In consideration of the premium charged, General Agreements B. of the Policy is amended to read in its entirety as follows:

“B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, that exceed fifteen percent (15%) of the total assets or liabilities of the Insured named in Item 1. of the Declarations, as represented in such Insured’s most recent audited consolidated financial statements, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,

(2)	has been caused or will be caused by an employee or employees of such institution, or

(3)	has arisen or will arise out of the assets or liabilities,

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 120 05 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 131 07 18

Endorsement No.: 20	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that this Bond will include:

Any and all sums which the Insured shall become legally obligated to pay its customers for damages caused by reason that the Insured

(1)	failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check(s) or draft(s) made or drawn by such customer, or

(2)	wrongfully dishonored any check(s) or draft(s) made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph (2) above will not include the amount of any check(s) or draft(s) in question, nor any amounts paid to the payee, endorser or accommodation party of such check(s) or draft(s).

The applicable Single Loss Limit of Liability and Single Loss Deductible shall be the amounts set forth below:

Single Loss Limit of Liability $100,000

Single Loss Deductible $10,000

Such amounts shall be deemed set forth in Item 4 of the Declarations.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 131 07 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 132 07 18

Endorsement No.: 21	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

UNCOLLECTIBLE ITEMS OF DEPOSIT ENDORSEMENT

In consideration of the premium charged:

(1)	The Insuring Agreements of this bond are amended by the addition of the following Insuring Agreement:

“UNCOLLECTIBLE ITEMS OF DEPOSIT

The Underwriter agrees to indemnify the Insured for loss resulting directly from payments of dividends, issuance of Investment Company, as defined below, shares or withdrawals permitted form any customer’s shareholder’s or subscriber’s account as a consequence of:

(1)	uncollectible Items of Deposit of a customer, shareholder or subscriber credited by an Insured or its agent to such person’s account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a customer, shareholder or subscriber and is deemed uncollectible by the Insured;

provided, that Items of Deposit will not be deemed uncollectible until the Insured’s collection procedures have failed and, further, provided, that the Insured shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its operations guidelines (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Investment Companies). Regardless of the number of transactions between Investment Companies in an exchange program, the minimum number of days an Item of Deposit must be held will begin from the date the Item of Deposit was first credited to any Investment Company.”

(2)	Solely for the purposes of this endorsement, the term “Investment Company,” means an investment company registered under the Investment Company Act of 1940.

(3)	Subject to the Aggregate Limit of Liability set forth in Item 3. of the Declarations, the Single Loss Limit of Liability applicable to the Uncollectible Items of Deposit Insuring Agreement will be $100,000, and the Single Loss Deductible Amount applicable to the Uncollectible Items of Deposit Insuring Agreement will be $10,000.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 132 07 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 147 03 19

Endorsement No.: 22	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

NOTICE OF CLAIM REPORTING BY EMAIL

In consideration of the premium charged, it is hereby understood and agreed that with respect to any notice of any claim, loss or damage required to be provided pursuant to this Bond, notice must be sent by certified mail to the postal address set forth below or by electronic mail (email) to: proclaimnewnotices@axaxl.com. Such notice must reference the Bond number for this Bond. The date of the Underwriter’s receipt of the notice shall constitute the date of notice.

AXA XL Professional Insurance

Attention: Claims

100 Constitution Plaza, 18th Floor

Hartford, CT 06103

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 147 03 19	Page 1 of 1

© 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 152 08 19

Endorsement No.: 23	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND INSURING AGREEMENT (A)

In consideration of the premium changed, Insuring Agreement (A) Fidelity is amended to read in its entirety as follows:

“(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(1)	to cause the Insured to sustain such loss; or

(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)	Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 152 08 19	Page 1 of 1

© 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 154 09 19

Endorsement No.: 24	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, the term, “Employee,” as defined in Section 1 Definitions (g) of the Conditions and Limitations Section of the bond, is amended to include:

any former employee for up to 90 days subsequent to termination, provided that such termination is not due to any actual or alleged dishonest, fraudulent or criminal acts committed by the employee; any non-compensated officers of the Insured; employee on military leave or employee on leave of absence; or a guest student or intern pursuing studies or duties in any of the Insured’s premises

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 154 09 19	Page 1 of 1

© 2019 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 167 06 20

Endorsement No.: 25	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

INCONSISTENCY ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that in the event there is an inconsistency between any term or condition of this Bond, which may be modified by an endorsement attached to this Bond, and a state amendatory endorsement attached to this Bond, then, where permitted by law, the Underwriter shall apply the terms and conditions which are more favorable to the Insured.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 167 06 20	Page 1 of 1

© 2020 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 169 07 20

Endorsement No.: 26	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

SOCIAL ENGINEERING FRAUD ENDORSEMENT

In consideration of the premium charged:

(1)	The following Insuring Agreement is added:

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from such Insured’s account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be a Vendor or Employee.

It is a condition precedent to coverage under this Insuring Agreement that prior to the Insured making payment in excess of the Amount Over Which a Callback Verification is Required, as set forth below, that the Insured verified the authenticity and accuracy of the Communication received from a person or entity purporting to be a Vendor or Employee by performing a Callback Verification which must be recorded, logged, or otherwise documented by the Insured. In the event that the Insured fails to perform the required Callback Verification for the transfer of Funds in excess of the Amount Over Which a Callback Verification is Required, as set forth below, the Underwriter shall not be liable for any loss in excess of such amount.

In addition to the terms and conditions set forth in this endorsement, unless expressly stated in this endorsement, the Conditions and Limitations set forth in the Bond shall apply to the Insuring Agreements set forth above.

(2)	Solely with respect to the coverage and terms and conditions provided by this endorsement, CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS is amended to include the following:

(a)	Callback Verification means a verbal conversation using a Pre-Determined Telephone Number, or another pre-established commercially reasonable out of band verification procedure, to verify the identity of the Vendor or Employee and the authenticity of a Communication.

(b)	Communication means an electronic, telefacsimile, telephone or written instruction received by the Insured that:

(1)	establishes or changes the method, destination or account for payment or delivery of Funds;

(2)	contains a misrepresentation of a material fact; and

(3)	is relied upon by any Employee, believing it to be true.

(c)	Funds means Money on deposit in an account with a credit balance.

(d)	Pre-Determined Telephone Number means a telephone number that:

(1)	was provided by the Vendor or Employee, when the written agreement or other arrangement was first established with the Insured; or

(2)	replaced a telephone number previously provided by the Vendor or Employee, provided that confirmation of the legitimacy of the replacement telephone number was achieved through a pre-established commercially reasonable out of band verification procedure.

(e)	Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

FB 80 169 07 20	Page 1 of 2

© 2020 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

(f)	Vendor means a person or entity that has provided goods or services to the Insured under a genuine, pre-existing:

(1)	written agreement; or

(2)	other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian, or similar entity.

(3)	Solely with respect to the coverage provided by this Bond CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS is amended to add the following:

This Bond does not cover:

(a)	loss resulting directly or indirectly from any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

(b)	loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service;

(c)	loss resulting directly or indirectly from the failure of any party to perform in whole or in part under any contract, provided that this exclusion shall not apply to any loss resulting from Social Engineering Fraud;

(d)	loss resulting directly or indirectly from any person or entity’s use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine;

(e)	loss resulting directly or indirectly from any gambling, game of chance, lottery or similar game;

(f)	loss resulting directly or indirectly from any actual, alleged or attempted kidnap or extortion or ransom demand; or

(g)	loss of or damage to Money or securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company.

(4)	Solely with respect to the coverage provided by this endorsement, CONDITIONS AND LIMITATIONS, is amended to add the following new provision:

Loss Covered Under the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT and Any Other Insuring Agreement

Notwithstanding anything in the bond to the contrary, in the event a loss is covered under the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT and any other Insuring Agreement, such loss shall only be covered under the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT and shall be excluded under any other Insuring Agreement.

(5)	Subject always to the Aggregate Limit of Liability of the Underwriter set forth in Item 3 of the Declarations and solely with respect to the coverage provided by this endorsement, Item 4 of the Declarations is amended to add the following:

Subject to Sections 4 and 12 of the Bond, the Singe Loss Limit of Liability and the Single Loss Deductible for each Insuring Agreement set forth on this Bond shall be as follows:

Insuring Agreement	Single Loss Limit	Single Loss Deductible

Social Engineering Fraud	$250,000	$100,000

(6)	For purposes of the Social Engineering Fraud Insuring Agreement, the Amount Over Which a Callback Verification is Required is: $250,000.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 169 07 20	Page 2 of 2

© 2020 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 80 178 08 20

Endorsement No.: 27	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

AMEND SECTION E. ENDORSEMENT

In consideration of the premium charged,

(1)	The first paragraph of Section E. Notice of Legal Proceedings Against Insured - Election To Defend of the Bond is amended to read in its entirety as follows:

“The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed sixty (60) days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.”

(2)	The Last paragraph of Section E. Notice of Legal Proceedings Against Insured - Election To Defend of the Bond is amended to read in its entirety as follows:

“With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within sixty (60) days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 80 178 08 20	Page 1 of 1

© 2020 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

FB 83 03 08 18

Endorsement No.: 28	Effective: November 01, 2024
Named Insured: New Age Alpha Funds Trust	12:01 A.M. Standard Time
Bond No.: ELU200360-24	Insurer: XL Specialty Insurance Company
Policy Form: SFAA FORM 14

CRYPTOCURRENCY EXCLUSION

In consideration of the premium charged, no coverage will be available under this Bond for loss involving virtual currency of any kind or on-line peer to peer mediums of exchange, by whatever name known, whether actual or fictitious, including, but not limited to, digital currency, crypto currency, or any other type of electronic currency.

All other terms, conditions and limitations of this Policy shall remain unchanged.

FB 83 03 08 18	Page 1 of 1

© 2018 X.L. America, Inc. All Rights Reserved. May not be copied without permission.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a) Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) receipt for the withdrawal of Property, or

(6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Certificate of Deposit; or

(d) Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned,

controlled or operated by an Insured and not named as an Insured hereunder unless:

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 1 of 6

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) has occurred or will occur in offices or premises,

(2) has been caused or will be caused by an employee or employees of such institution, or

(3) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP—NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “employer securities” within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds ” employer securities” within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

Page 2 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h) Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners’ or Members’ investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 3 of 6

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion,radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company, except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such

Page 4 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/ or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT— SUBROGATION— RECOVERY—

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 5 of 6

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter’s examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

Page 6 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

NEW AGE ALPHA FUNDS TRUST
NEW AGE ALPHA VARIABLE FUNDS TRUST

TRUSTEES’ ACTION BY WRITTEN CONSENT INSTEAD OF A MEETING

November 8, 2024

The undersigned, being all of the members of the Board of Trustees (the “Board”) of New Age Alpha Funds Trust and New Age Alpha Variable Funds Trust (together, the “Trusts”), each, a Delaware statutory trust, acting under Article IV, Section 3 of each Trust’s Agreement and Declaration of Trust, do hereby adopt the following resolutions by written consent instead of a meeting:

Approval and Ratification of Fidelity Bond

RESOLVED, that it is the finding of the Trustees of New Age Alpha Funds Trust and New Age Alpha Variable Funds Trust (together, the “Trusts”), that the fidelity bond (the “Joint Fidelity Bond”) issued by XL Specialty Insurance Company in the amount of $2,500,000 and providing the Trusts protection in the event of larceny or embezzlement by, among others, officers and employees of the Trusts, in accordance with the requirements of Rule 17g-1 (the “Rule”) promulgated by the SEC under Section 17(g) of the 1940 Act is reasonable in form and amount, after having given due consideration to all relevant factors including, among other things, the value of the aggregate assets of the Trusts, and the value of the aggregate assets of each Trust individually, to which any person covered under the Joint Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s portfolios, is approved by the Board of Trustees of the Trusts (including a majority of such Trustees who are not “interested persons” of the Trusts as such term is defined in the 1940 Act) as to amount and form;

RESOLVED, that the Trustees find that the premium of $13,750 for the Joint Fidelity Bond, for the period from November 1, 2024 to November 1, 2025, is fair and reasonable provided that the allocation of the premium to each Trust be in accordance with a formula under which each Trust pays no more than its pro-rata share of the premium based on relative asset size and, in any event, each Trust pays no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Trusts participating in the Joint Fidelity Bond;

RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized to execute and deliver an agreement, substantially similar to that set forth with this written consent, on behalf of the Trusts, regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond, as required by Rule 17g-1(f) under the 1940 Act;

RESOLVED, that the President, Secretary, or Treasurer of the Trusts be and is hereby designated the officer who shall be responsible for the filing and the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940 concerning the Joint Fidelity Bond; and it is

RESOLVED, that any and all actions previously taken by the officers of the Trusts in connection with the Joint Fidelity Bond are ratified.

Authorization of General Powers

RESOLVED, that the officers of the Trusts are authorized and directed to take any actions per the respective duties of each, including without limitation, making, executing, acknowledging, delivering, and filing any documents and paying all necessary fees and expenses, as in any such officers’ judgment may advisable to carry out the purposes of the preceding resolutions.

* * * * * * *

/s/ Richard C. Butt	/s/ Colin W. Devine
Richard C. Butt	Colin W. Devine

/s/ Jeremy O. May	/s/ Armen Arus
Jeremy O. May,	Armen Arus
Board Chair

ALLOCATION AGREEMENT
AMONG JOINTLY INSURED PARTIES

THIS ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES (this “Agreement”), is entered on October 25, 2024 (the “Effective Date”) by and among New Age Alpha Funds Trust and New Age Alpha Variable Funds Trust (each a “Trust”), on behalf of each Trust’s respective series of shares, as applicable, (the “Funds”) listed in Exhibit A. The parties are collectively referred to as the “Joint Insureds” for purposes of this Agreement.

WHEREAS, the Joint Insureds desired to be named as joint insureds under the present joint Investment Company Blanket Bond and any renewals or replacements thereof (the “Bond”); and

WHEREAS, the Joint Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among the Joint Insureds and (ii) the basis on which additional investment companies may be added as named Joint Insured under the Bond.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

1.	Allocation of Premiums

The parties agree to allocate the Bond’s premium based on (1) each Trust’s net assets at the time of payment of the premium, or (2) any other method agreed to by the parties and approved by the Trusts’ Board of Trustees.

2.	Allocation of Recoveries

(a)	If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Bond, each such party shall receive an equitable and proportionate share of the recovery; but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

(b)	If the recovery is inadequate to indemnify fully each such party sustaining a loss, then each such party sustaining a loss shall be allocated an amount in the proportion that such party’s last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party that had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party’s last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation more than a loss sustained by any such party shall be reallocated in the same manner.

3.	Prior Agreements; Termination

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint investment company blanket bond and shall apply to the present

1

Bond coverage and any renewal or replacement thereof. This Agreement shall continue until terminated by any party hereto upon the giving of not less than 60 days’ notice to the other parties hereto in writing.

4.	Governing Law

This Agreement is governed by the laws of the State of Delaware (without reference to such state’s conflict of law rules).

5.	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

6.	Amendment, Modification, and Waiver

(a)	No term or provision of this Agreement may be amended, modified, or waived without the affirmative vote or action by written consent of each of the parties hereto.

(b)	This Agreement may be amended to add another investment company as a party to the Agreement provided that (a) such investment company satisfies the requirements of Rule 17g-1(b) and (j) under the Act for inclusion in the Bond; (b) the premium paid by each Fund following the addition of another investment company as a party to the Agreement would be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; (c) such investment company has retained New Age Alpha Advisors, LLC to serve as investment adviser to the investment company; and (d) such investment company executes a written Addendum to this Agreement and delivers a copy of such executed Addendum to each Insured.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the Effective Date.

New Age Alpha Funds Trust

By:	/s/ Keith D. Kemp
Name: Keith D. Kemp
Title: President

New Age Alpha Variable Funds Trust

By:	/s/ Keith D. Kemp
Name: Keith D. Kemp
Title: President

2

Exhibit A

PARTIES TO THE
ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES

Name of Insureds
1.

New Age Alpha Funds Trust

NAA Allocation Fund

NAA Large Cap Value Fund

NAA Large Core Fund

NAA Market Neutral Real Estate Fund

NAA Mid Growth Fund

NAA Opportunity Fund

NAA Risk Managed Real Estate Fund

NAA SMid Cap Value Fund

NAA World Equity Income Fund

2.

New Age Alpha Variable Funds Trust

NAA All Cap Value Series

NAA Large Cap Value Series

NAA Large Core Series

NAA Large Growth Series

NAA Mid Growth Series

NAA Small Cap Value Series

NAA Small Growth Series

NAA SMid-Cap Value Series

NAA World Equity Income Series

3